FSD PHARMA INC.

(Formerly Century Financial Capital Group Inc.)

AMENDED AND RESTATED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Notice to Reader

FSD Pharma Inc. (the "Company") has amended and restated its management's discussion and analysis (the "Amended MD&A") for the year ended December 31, 2018. The Amended MD&A was re-filed in connection with a continuous disclosure review of the Company's disclosure filings by the Ontario Securities Commission. The Amended MD&A has been revised as follows:

• to provide an analysis of factors that have caused period to period variances in key financial statement balances as well as a discussion of factors which have caused variances in both revenue and profit or loss over the Company's recently completed fiscal quarters;

• to provide a breakdown of applicable material components of certain expenses;

• to clarify the disclosure on the status of the construction of the Company's facility in Cobourg, Ontario, and to update the related risk factor;

• to provide more comprehensive disclosure regarding the Company's liquidity and capital resources

• to identify those persons party to Related Party Transactions disclosed in this Revised MD&A; and

• to remove content deemed promotional by the Ontario Securities Commission.

The Amended MD&A was filed on SEDAR on October 23, 2019. The Amended MD&A replaces and supersedes the previously filed management's discussion and analysis for the year ended December 31, 2018 as filed on SEDAR on May 3, 2019. The revisions relate only to the management's discussion and analysis and no changes were made to the financial statements for the relevant period.

Current information on the Company's financial condition and results of operations may be found in the Company's management's discussion and analysis for the six months ended June 30, 2019.

INTRODUCTION

The following Management Discussion and Analysis ("MD&A") of FSD Pharma Inc. ("FSD" or the "Company") is prepared with information as at May 3 2019 and provides an analysis of the Company's performance and financial condition as at and for the year ended December 31 2018 as well as an analysis of future prospects. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors.

Prior to the Transaction described below in "General Overview - Acquisition of FV Pharma Inc.", the Company (as Century Financial Capital Group Inc.) had a fiscal year end of August 31st. As the Transaction with FV Pharma Inc. ("FV Pharma") resulted in a reverse takeover of the Company, FV Pharma is now deemed to be the reporting company and financial results will be reported on a consolidated basis in future periods using FV Pharma's fiscal year end of December 31st.

This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31 2018, together with the notes thereto. All amounts are in Canadian dollars unless otherwise specified. The financial statements of the Company, along with Certifications of Annual and Interim Filings, news releases and other information, are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under FSD Pharma Inc. at www.sedar.com.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (ii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

FORWARD-LOOKING STATEMENTS

The information provided in this document, including information incorporated by reference, may contain "forward-looking information" within the meaning of Canadian securities legislation ("forward-looking statements") about the Company and its wholly-owned subsidiary, FV Pharma. These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events.

In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company or FV Pharma that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company or FV Pharma that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward- looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. Some examples of forward-looking statements include but are not limited to receipt of licenses, construction and expansion of the facility, production capacity, etc.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward looking statements. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to:

• general business and economic conditions;

• the Company's ability to successfully execute its plans and intentions;

• the completion of the construction of the facility in Cobourg;

• obtaining necessary regulatory approvals, including the receipt of a sales licence from Health Canada;

• that regulatory requirements may or may not adversely affect the business;

• the availability of financing opportunities on reasonable terms;

• market competition; and

• the Company's ability to attract and retain skilled staff and maintain good relationships with current suppliers, service providers and other third parties.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements.

With respect to the forward-looking statements contained herein, although the Company and FV Pharma believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements and no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: reliance on the Company's licences, limited operating history, history of losses, volatile market price for the Company's shares; risks related to the Company's dual class share structure, risks inherent in an agricultural business, risks related to energy costs, factors related to the facility which may prevent realization of business objectives, reliance on management, insurance and uninsured risks, the Company being an entrant engaging in a new industry, dependence on suppliers and skilled labour, reliance on a single facility, expansion of the facility, difficulty forecasting potential sales, ability to obtain additional financing, risks related to intellectual property, management of growth, internal controls, acquisition strategy risks, liquidity risks, dilution risks, litigation risks, conflicts of interest, dividends, interrelation of business components, technology risks, global economy risks, the Company not being licensed to sell medical cannabis, regulatory risks, risks related to governmental regulation, changes in laws, regulations and guidelines, licensing requirements under the Cannabis Act, unfavorable publicity or consumer perception, restrictions on sales and marketing, product liability, product recalls, competition risks, risks inherent in an agriculture business, vulnerability to rising energy costs, results from future clinical research, reliance on skilled works and equipment, co-investment risks, regulatory or agency proceedings, investigations and audits, difficulty to forecast and reliability of data, competition from synthetic production and technological advances, transportation risks and market unpredictability, as more particularly described under the heading "Risks and Uncertainties" below.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update or revise any forward-looking statements, except as, and to the extent required by, applicable securities laws in Canada.

Market and Industry Data

This management's discussion and analysis includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third party sources referred to or ascertained the underlying economic assumptions relied upon by such sources.

GENERAL OVERVIEW

The Company was formed under the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Corporation, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24 2018 pursuant to the Articles of Amendment, the Company changed its name to "FSD Pharma Inc.". The head office of the Company is located at 520 William Street, Cobourg, Ontario, K9A 3A5.

FV Pharma, a wholly-owned subsidiary of FSD Pharma, was incorporated under the OBCA on September 12 2011 as 2298519 Ontario Corp. and changed to its present name, FV Pharma Inc. on September 17 2013. The registered and head office of FV Pharma is located at 520 William Street, Cobourg, Ontario, K9A 3A5.

Currently, the Class B Shares of the Company are posted for trading in Canada on the Canadian Securities Exchange under the trading symbol "HUGE"; in the United States of America on the OTC under the trading symbol "FSDDF"; and on the Frankfurt Exchange under "WKN: A2JM6M" and the ticker symbol "0K9".

Prior to August 2016, the Company was engaged in the leasing of various kinds of operating and manufacturing equipment such as industrial and construction machinery. All leases have since been written off and the Company was inactive until March 9 2018 when the Company entered into agreements to acquire FV Pharma Inc. ("FV Pharma"), which was completed on May 24 2018. The acquisition of FV Pharma constituted a change of business for the Company (see "Acquisition of FV Pharma" below).

FV Pharma has been issued a standard cultivation license, standard processing license and sale for medical purposes license for cannabis products by Health Canada pursuant to the Cannabis Act and Cannabis Regulations (together, the "Cannabis Act"). FSD Pharma, through FV Pharma, is committed to transforming its facilities into one of the largest hydroponic indoor cannabis facilities in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts, and research and development.

On June 21 2018, Bill C-45 (the Cannabis Act) formally received Royal Assent in Canada's Parliament. The bill officially became law on October 17 2018 when retail sales began. The law effectively signals the end of 95 years of prohibition on the sale and consumer use of cannabis in Canada, a historic moment for Canadians and the cannabis sector. Canada is the first G7 country to legalize the adult consumer use of cannabis. The Cannabis Act puts into place a new, strict framework for controlling the production, distribution, sale and possession of cannabis in Canada.

Business Combination with FV Pharma

The Company executed a definitive business combination agreement on March 9 2018 with FV Pharma (the "Definitive Agreement"), which provided for the reverse takeover of the Company by the shareholders of FV Pharma (the "Transaction").

The Transaction was completed by way of a "three-cornered amalgamation" pursuant to the provisions of the Business Corporations Act (Ontario), whereby 2620756 Ontario Inc., a wholly-owned subsidiary of the Company amalgamated with FV Pharma (the "Amalgamation"), and the amalgamated entity became a wholly-owned subsidiary of the Company.

Pursuant to the terms of the Definitive Agreement and in connection with the Amalgamation:

• the Company amended its articles to: (i) amend and designate its outstanding common shares (the "Existing Century Shares") as Class B subordinate voting shares (the "Class B Shares"); and (ii) create anew class of Class A multiple voting shares (the "Class A Shares");

• holders of outstanding Class A common voting shares of FV Pharma (the "FV Class A Shares") received one (1) Century Class A Share for each one (1) FV Class A Share held;

• holders of outstanding Class B common non-voting shares of FV Pharma (the "FV Class B Shares" and, together with the FV Class A Shares, the "FV Shares"), including FV Class B Shares issued on conversion of the Subscription Receipts, received one (1) Class B Share for each one (1) FV Class B Share held; and

• all outstanding options to purchase FV Shares and options to purchase Existing Century Shares were exchanged, on an equivalent basis, for options to purchase Class B Shares, and all outstanding warrants to purchase FV Class B Shares and warrants to purchase Existing Century Shares were exchanged, on an equivalent basis, for warrants to purchase Century Class B Shares.

The Definitive Agreement included a number of conditions customary to transactions of this type, all of which were satisfied. Following the completion of the Transaction, the Company continued the medical cannabis business of FV Pharma and changed its name to "FSD Pharma".

On May 29 2018, the Class B Shares commenced trading on the CSE under the trading symbol "HUGE". As a result of the completion of the Transaction, the Company's principal business activity became that of FV Pharma, being the cultivation of cannabis.

FV Pharma Licence and Facility Overview

The Licence

FV Pharma is in the business of the production of medical cannabis accordance with the Cannabis Act. In addition, FV Pharma is focused on the research and development of novel cannabinoid-based treatments for several central nervous system disorders, including chronic pain, fibromyalgia and irritable bowel syndrome.

FV Pharma received its initial Licence under section 22(2) of the ACMPR on October 13 2017, authorizing FV Pharma to cultivate and process cannabis. In addition, the Licence permitted FV Pharma to acquire cannabis plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing.

Effective November 8 2018, the Licence migrated, such that it is now governed by the Cannabis Act. The current Licence includes the ability to sell cannabis to other Licensed Producers in accordance with subsection 11(5) of the Cannabis Regulations.

On February 19 2019, FV Pharma obtained a standard processing licence from Health Canada.

On April 22 2019, FV Pharma received its Sale for Medical Purposes Licence to supply and sell cannabis products under the Cannabis Act. The licence went into effect on April 18 2019.

The Sales for Medical Purpose License does not currently permit FV Pharma to sell dried and fresh cannabis flower. In order to proceed with such a sale, FV Pharma will first have to obtain an amendment to its Licence from Health Canada. The granting of such an amendment is dependent upon FV Pharma satisfying a number of requirements prescribed by the Cannabis Act. Health Canada may then issue an extended licence which would allow FV Pharma to sell or provide fresh or dried cannabis or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under the Cannabis Act.

The Facility

FV Pharma's plant and operations are located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). FV Pharma acquired the Facility in November 2017 and expanded operations into the Facility's remaining space in 2018, following approval from Health Canada and the completion of financing to complete its proposed capital improvements.

In total, the Facility hosts an existing 620,000 square feet of building space and is licensed for 25,000 square feet. The 25,000 square feet is designated for several purposes, including flowering, vegetation, drying, packaging and ancillary space. The Facility is situated only one hour east of Toronto in Cobourg, Ontario, off the 401 highway and has access by car or rail to Toronto, Ottawa and Montreal.

The Company was previously party to a joint venture with Auxly Cannabis Group Inc. ("Auxly"), whereby the parties entered into an agreement (the "Auxly Agreement") to combine their respective capabilities to develop and expand certain portions of the Facility in mutually agreed upon phases on identified areas within the Facility. Under the Auxly Agreement, Auxly assumed primary carriage through the implementation of each project phase at the Facility, including, but not limited to: the design of each phase of development at the Facility and the management and supervision of all professional services performed in connection therewith, including architectural services, engineering services, construction services and security services; assisting in the hiring, training and oversight of professional and operational staff; and assisting with the regulatory licensing process including facilitating interaction between the Company and Health Canada. The Auxly Agreement also provided that Auxly had primary responsibility for financing and/or sourcing the funds required for the capital expenditures for each project phase at the Facility, to be comprised of both equity and debt financing provided directly by Auxly or by a third party lender arranged for and designated by Auxly.

It had been anticipated by the Company and Auxly that the first phase of construction would be completed and ready for Health Canada approval by the end of December 2018, but this did not materialize. On February 6, 2019, the Company terminated the Auxly Agreement. Auxly claims that it identified contractual breaches relating to the Company's management and staffing obligations of the Facility, as well as significant concerns regarding certain aspects of the Facility's infrastructure. The Company maintains that it terminated the Auxly Agreement in response to Auxly's failure to perform its obligations under the Auxly Agreement to develop all aspects of the Facility in mutually agreed upon phases.

On April 1, 2019, the Company engaged Matheson Constructors Limited to provide a full design build project.

The Company owns the 70-acre property on which the Facility is located. 32 acres of the property are utilized for the Facility's current building, with the remaining 38 acres available for additional development. Assuming we are able to acquire or raise the significant amount of capital that would be required to complete the property's development, and assuming adequate demand for our products, the Company believes it has the ability to ultimately achieve a total of approximately 3,800,000 square feet dedicated to cannabis cultivation and related ancillary businesses all under one roof, which would make it one of the largest indoor cannabis cultivation facilities in the world. The Company will require an amendment to its License from Health Canada to be able to cultivate and process cannabis in the expanded space of the Facility.

Regulatory Framework of Medical and Recreational Cannabis in Canada under the Cannabis Act

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences:

• cultivation licences;

• processing licences;

• analytical testing licences;

• sales for medical purposes licences;

• research licences; and

• cannabis drug licences.

The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro- cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each sub-class therein have different rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each sub-class. Producers holding production and sale licences under the ACMPR were transferred to similar licences under the Cannabis Act pursuant to a two-stage process. Licences issued pursuant to the Cannabis Regulations are valid for a period of no more than five years.

The Cannabis Regulations permit cultivation licence holders to conduct both outdoor and indoor cultivation of cannabis. A holder of a license must only conduct authorized activities (except for destruction, antimicrobial treatment and distribution) at the location set out in the licence. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically lower than those associated with indoor growing.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a "key position" such as directors, officers, large shareholders and individuals identified by the Minister of Health (the "Minister"), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or in association with, drug trafficking, corruption or violent offences. This was largely the approach in place previously under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of nonviolent, lower- risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry. The grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

In addition, the Cannabis Regulations expand the ACMPR security clearance requirements to include:

• any "responsible person", "head of security", "master grower", "quality assurance person", or alternates for these positions;

• any partners of a partnership that hold a licence; and

• any individuals who exercise, or are in a position to exercise, direct control over a corporate or cooperative licence-holder, including all:

o directors and officers of the individual, if a corporation;
o  partners of the individual, if a partnership; and,

o  directors and officers of the individual if it is a corporate partner in a partnership.

Cannabis Tracking and Licensing System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain to help prevent the diversion of cannabis into, and out of, the illicit market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Accordingly, the Minister has introduced the Cannabis Tracking and Licensing System (the "CTLS"). Licence-holders are required to use the CTLS to submit monthly reports to the Minister, among other things, pursuant to the Cannabis Tracking System Order, SOR/2018-178.

Cannabis Products

At the retail level, the Cannabis Regulations permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) is currently prohibited but is expected to be permitted by October 2019.

The Cannabis Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Cannabis Regulations include vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

Packaging and Labelling

The Cannabis Regulations require plain packaging for cannabis products, including strict requirements for logos, colours and branding. The Cannabis Regulations further require mandatory health warnings, a standardized cannabis symbol and specific product information.

Advertising

The Cannabis Act places a general ban on the promotion of cannabis, cannabis accessories or any service related to cannabis, unless the promotional activity is specifically authorized under the Cannabis Act. Cannabis products may be promoted at their point of sale if the promotion indicates only its availability and/or price. Further, brand preference and informational promotion are permitted if such promotion is:

• in a communication that is addressed and sent to an individual who is 18 years of age or older and is identified by name;

• in a place where young persons are not permitted; or

• communicated by means of a telecommunication, where the person responsible for the content of the promotion has taken reasonable steps to ensure that the promotion cannot be accessed by a young person.

Cannabis for Medical Purposes

Part 14 of the Cannabis Regulations entitled "Access to Cannabis for Medical Purposes" sets out the regime for medical cannabis following legalization, which remains substantively the same as that which previously existed under the CDSA and the ACMPR, with adjustments to create consistency with rules for recreational use, improve patient access, and reduce the risk of abuse within the medical access system. The sale of medical cannabis remains federally regulated and, in each case, sales can only be made by an entity that holds a licence to sell under the Cannabis Regulations to patients that have a medical document and have registered with the licenced entity. Just as with the medical cannabis regime under the ACMPR, under the Cannabis Regulations, customers (patients) need to obtain a medical document from their doctor and then register as a client with a cannabis company that has a licence to sell (the registration is only good for up to a year). The client can then order from the cannabis company online or via telephone and the cannabis will be shipped directly to the client (to a maximum 150 grams per month).

Under the ACMPR regime, medical cannabis was sold online by Licensed Producers only. This did not change on October 17, 2018, with the introduction of the Cannabis Act, however users of medical cannabis may elect to purchase cannabis from retailers of recreational cannabis. The Federal Government intends to review the medical cannabis system in five years to determine if the introduction of retail cannabis sales has had an impact on the demand for medical cannabis.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidence-based approach for the oversight of health products containing cannabis, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million tetrahydrocannabinol ("THC")) in cosmetics is permitted, subject to the provisions of the Cannabis Act.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult-use purposes and related matters by the Canadian federal government, it also provides that provinces and territories of Canada have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters. Each Canadian jurisdiction has established a minimum age of 19 years for cannabis use, except for Quebec and Alberta, where the minimum age is 18.

NARRATIVE DESCRIPTION OF THE COMPANY'S BUSINESS

Business Objectives

The principal business intended to be carried on by the Company is the production of medical cannabis in Canada, through FV Pharma, and subsequently the sale of medical cannabis in Canada, subject to the Company receiving an amendment to its Licence from Health Canada to permit the sale of medical cannabis. On October 13 2017, FV Pharma received its Licence from Health Canada. Effective November 8, 2018, the Licence migrated to equivalent licences under the new Cannabis Act regime. (see "Risk Factors

– Licensing Requirements under the Cannabis Act").

Recent Developments: 2018 and 2019 to Date

Strategic Alliance with SciCann Therapeutics Inc.

On June 6 2018, the Company announced that FV Pharma had entered into a strategic alliance with SciCann Therapeutics Inc. ("SciCann") by executing a binding Memorandum of Understanding (the "MOU") dated May 28 2018, pursuant to which FV Pharma shall invest up to $3MM in SciCann for a 15% equity stake, of which the Company has already invested the amount of $2MM.

In addition, FV Pharma will receive an exclusive licence in Canada for the production and distribution of a line of proprietary cannabinoid-based, patent pending and indication-specific products developed by SciCann.

Under the MOU, FV Pharma shall receive premium access to the cannabinoid scientific research platform developed by SciCann in Israel, which includes a network of leading researchers, academic institutions and medical centers. This platform will enable FV Pharma to execute a series of rigorous clinical studies for cannabis-based products in a highly time- and cost-efficient environment, to fulfil its stated goal of becoming the global leader in the new emerging field of clinically proven cannabinoid-based therapies.

The partnership provides FV Pharma premium access directly to the heart of Israel's thriving cannabis scientific R&D ecosystem. Through this platform, FV Pharma will be able to perform a large set of rigorous pre-clinical and clinical studies with novel cannabis medical products, and thus position itself as a leading developer and distributor of pharmaceutical-grade medical cannabis therapies, tested and verified in a strict scientific way. In addition, it would bring the novel and patent pending line of indication-specific products developed by SciCann to patients in Canada.

On August 23 2018, the Company reported that SciCann achieved positive results in a pre-clinical efficacy study of its proprietary "Steady Stomach" CBD combination product for Inflammatory Bowel Disease (IBD).

On September 23 2018 FSD Pharma and Sci Cann Therapeutics launched a cardiovascular research program in Tel Aviv University. The new research program is aimed at the development of novel and proprietary cannabinoid-based treatments for the prevention and treatment of atherosclerosis, the underlying factor for most cases of stroke and cardiac stenosis events in the western world.

The "Steady Stomach" product is a patent-pending combination of Cannabidiol (CBD) together with additional synergistic factors that potentiate and activate the anti-inflammatory properties of CBD, thus making it more effective as a potential treatment for IBD disorders. All active ingredients of the "Steady Stomach" formulation are natural food-grade compounds, thus qualifying it as a CBD food supplement product. Previously completed toxicity studies in rodents performed by SciCann has demonstrated very high safety profile for the combination product, without any observed adverse events.

The pre-clinical study used a gold standard rodent model of Ulcerative Colitis, and demonstrated a significant 3-fold improved efficacy for the combination product, as compared to CBD alone, in reversing the deleterious effects caused by the colitis induction agent in the study model. Specifically, while the CBD alone arm achieved only a 27% improvement score as compared to the non-treated control arm, the "Steady Stomach" combination treatment arm achieved a 79% improvement score, thus almost completely alleviating the Colitis symptoms induced in the model animals.

Partnership Agreement with Cannara Biotech Inc.

On June 19 2018, the Company announced the signing of a partnership agreement between FV Pharma and Cannara Biotech Inc. ("Cannara"), effective May 31 2018. The agreement creates the ability for the Company to become the largest indoor medical cannabis growing operation in North America. Together, FV Pharma and Cannara have a combined floor space of over 1.245 million square feet of indoor growing capacity.

Under the partnership agreement, FV Pharma will occupy over 105,000 square feet of Cannara's 625,000 square foot facility, located 45 minutes from downtown Montreal. Similar to the ideal location of FSD Pharma's former Kraft plant in Cobourg, Ontario, Cannara's facility is less than one hour from Canada's second largest city, Montreal. This provides the Company with the potential advantage of being able to supply two large cannabis marketplaces in Canada with virtually instant delivery access to both. The new premises will be used for the operation of licensed cannabis cultivation and/or the sale of products namely, dried cannabis, fresh cannabis, cannabis oil, saleable cannabis and other cannabis-derived products for medical purposes and, when formally legalized for recreational purposes, Cannara's facility is expected to be one of the largest indoor medical cannabis production facilities in Quebec.

On July 24 2018, the Company announced that Cannara closed on a $17.66 million dollar common share equity financing, during which the Company made an additional investment of $1 million. First Republic Capital Corp. was the sole broker for the offering, the proceeds of which will support the first phase build- out at Cannara's Farnham, Quebec facility, as well as fund product development. FSD has applied for a second site licence at the Cannara facility.

FSD Pharma currently owns 12.8% of Cannara, a strategic investment that will allow FV Pharma to further expand its output capacity in Quebec, the province with the lowest electricity rates in North America. The market opportunity for cannabis and cannabis-derived products in Quebec is sizable as it is the second largest province by population in Canada. FV Pharma and Cannara will collaborate on many upcoming projects and innovations to bring the highest-quality indoor grown products to the market at the lowest price.

Collaboration Agreement with Canntab

On July 10, 2018, the Company announced that it had entered into a non-binding letter of intent with Canntab Therapeutics Limited ("Canntab"). Subsequently, on September 18 2018, the Company announced that it had signed a definitive collaboration agreement dated effective September 17 2018 (the "Canntab Agreement") with Canntab. Under the terms of the Canntab Agreement, the Company will assist Canntab in obtaining a licence to process and sell cannabis products pursuant to the Cannabis Act and will provide Canntab with up to 10,000 square feet of space at the Facility. Canntab will build and install, at its expense, its own manufacturing facility within the Facility that will operate in accordance with Good Manufacturing Practices, at which it expects to produce a suite of novel cannabis oral dose delivery platforms, including gel capsules and tablets, and other types of cannabis-based products, including sleep aids and pain relievers (the "Canntab Products").

In consideration of the Company's services, Canntab will grant the Company certain royalty and profit sharing rights in connection with the sale of the Canntab Products. Canntab will provide the Company with 50% of the profits that Canntab receives on any retail sales of Canntab Products through channels that are established by the Company, and the Company will be entitled to retain 50% of the profits from the Company's sales of the Canntab Products. In addition, Canntab will pay the Company a royalty of 3.5% of Canntab's sale price for all Canntab Products that are manufactured and sold from the Canntab area of the Facility. Canntab may also purchase the oil that it requires for the Canntab Products from the Company.

Supply Agreement with High Tide

On July 19 2018, the Company announced that it had entered into a non-binding memorandum of understanding dated July 18 2018 (the "High Tide MOU") with High Tide Ventures Inc. ("High Tide") to supply the Saskatchewan market, on a wholesale basis, with up to 5,000 kilograms of cannabis products over the next year, when available. As of the date of this MD&A, the Company has issued an aggregate of 200,000 Class B Shares to High Tide.

Migration of Licence to the Cannabis Act

On November 13 2018, the Company announced that the Licence, which was originally granted under the ACMPR, had been migrated to the Cannabis Act and the Cannabis Regulations, effective November 8 2018. The issuance of the new cannabis cultivation licence includes the ability to sell cannabis to other Licensed Producers in accordance with subsection 11(5) of the Cannabis Regulations. As of November 7, 2018, FV Pharma also received licence amendments approving all of the remaining 25,000 square feet currently built out for additional grow and operations.

Collaboration with World Class Extractions

On December 6 2018, the Company announced that it had entered into a definitive Collaboration and License Agreement (the "WCE Agreement") with World Class Extractions Inc. ("World Class"), a company that has developed a unique extraction process designed to produce quality, potent cannabis extracts. World Class is also in the process of completing its own previously announced reverse takeover of CBD Med Research Corp. Under the terms of the agreement and a related lease, the Company will provide World Class with space at the Facility, assist it in obtaining an extraction license from Health Canada, and provide World Class with the raw cannabis needed to produce cannabis extracts. In return, World Class will provide the Company with certain royalty rights over the profits derived from the sale of those cannabis extracts.

Strategic Investment in Huge Shops

On December 20 2018, the Company announced that it had completed a strategic investment to acquire approximately 9.9% of the issued and outstanding shares of Huge Shops, a Toronto-based cannabis retailer. In connection with the investment, Huge Shops has the option to acquire a minimum of ten retail locations under the umbrella of properties owned by Chairman's Brands.

Solarvest Transaction

On February 5 2019, the Company announced the execution of a non-binding letter of intent (the "Solarvest LOI") with Solarvest BioEnergy Inc. ("Solarvest"), which is to be superseded by a definitive agreement (the "Collaborative Research Agreement") under which Solarvest will conduct research using its algal expression technology to develop pharma-grade cannabinoids (the "Project Cannabinoids"), the parties will make mutual investments into one another, and Solarvest will grant the Company an exclusive license over a subset of the Project Cannabinoids and certain royalty rights over all of the other Project Cannabinoids.

Termination of Joint Venture with Auxly

On February 6 2019, the Company announced the termination of binding definitive agreement dated March 5, 2018 with Auxly, pursuant to which the parties had agreed to combine their respective capabilities to develop certain portions of the Facility in mutually agreed upon phases on identified areas within the Facility.

Strategic Investment in Pharmastrip

On February 7 2019, the Company announced that it had completed a strategic investment of $1.5 million in Pharmastrip Corp. and signed a definitive collaboration and profit sharing agreement with the company, effective January 23 2019. Under the terms of the agreement, the Company will install Pharmastrip proprietary equipment at its Facility. FSD will use the equipment to manufacture organic medical cannabis infused in oral thin film strips. Pharmastrip will grant FSD an exclusive, perpetual license to manufacture and sell the oral thin film strips in Canada.

Supply Agreement with Canntab and World Class

On February 12 2019, the Company announced that it had entered into a supply agreement with Canntab and World Class (the "Purchasers") to purchase hemp flower from Thomas Elcome (the "Supplier"). Pursuant to the agreement, the Purchasers have agreed to buy approximately 1,000 kg of the Supplier's 2018 hemp crop at a purchase price of $100.00 per kg per 1% of CBD extracted from the flower. Subsequently on February 28, 2019 the Company announced that it had entered into a supply and loan agreement with the Purchasers and the Supplier. Pursuant to the Supply and Loan Agreement, the Supplier grants the Purchasers the right and option to purchase up to CAD$ 5.0 million of the Supplier's hemp crop for a period of 5 years commencing in 2019 at a purchase price of CAD$100.0 per kg per 1% of CBD extracted from the flower.

Acquisition of Prismic Pharmaceuticals]

On April 23 2019, the Company announced that it entered into a definitive securities exchange agreement with Prismic Pharmaceuticals, Inc. ("Prismic"), a US-based specialty R&D pharmaceutical company, developing novel non-addictive prescription drugs with unique safety profiles with the goal of addressing the opioid crisis based on formulations utilizing micro-palmitoylethanolamide's ("PEA") "entourage" effect on certain drugs impacting the endocannabinoid system.

Pursuant to the terms of the agreement, FSD Pharma agreed to acquire all outstanding common and preferred shares of Prismic for an aggregate purchase price of US$17.5 million (CAD$23.4 million based on an exchange rate of US$1 to CAD$1.3349), to be satisfied by the issuance of an aggregate of 102.7 million Class B Shares.

Other Corporate Investments

The Company currently holds interests in other companies related to the cannabis industry as follows:

Fair value
December 31 2018
($)
Cannara Biotech Inc. (a)	11,215,395
Clover Cannastrip Thin Film Technologies Corp. (b)	1,500,000
High Tide Inc. (c)	2,049,155
HUGE Shops (d)	1,300,000
SciCann Therapeutics Inc. (e)	1,999,991
18,064,541

The investment interests are being accounted for as portfolio investments at FVTPL as the Company has determined that does not exercise significant influence over the affairs of any of the investees.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the other investment portfolio, such changes may have a significant impact on the Company's financial condition or operating results.

(a) Cannara Biotech Inc. ("Cannara")

The Company's investment in 85,003,750 Class B shares of Cannara are subject to an escrow arrangement with timed releases at various dates over a three-year period. Consequently, shares that are not subject to escrow are valued at market price and shares that are in escrow are subject to a discount rate. The valuation was based on a December 31, 2018 quoted market price of $0.18 per share, subject to an aggregate discount for the escrow conditions determined to be 26.7% ($4,084,605). This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

(b) Clover Cannastrip Thin Film Technologies Corp.

The Company's investment includes units comprising 7,500,000 shares and 3,750,000 warrants. The estimated fair value is based on a unit private financing on November 24, 2018. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2018. This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

(c) High Tide Inc.

The investment includes 4,551,999 shares and 2,000,000 warrants. The fair value of the shares is based on the quoted market price of the shares at December 31, 2018, being $0.395 per share, or $1,798,040. The fair value of the warrants of $251,115 was based on the Black-Scholes model with the following assumptions: risk free rate 2%, expected volatility 130%, expected life 1.91 years and expected dividend yield of 0%. The shares have been classified as level 1 within the fair value hierarchy – quoted market price, and the warrants have been classified as level 2 – valuation technique with observable market inputs.

(d) HUGE Shops

The investment includes 17,333,333 shares based on the December 2018 subscription price of $0.075 per share. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2018. This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

(e) SciCann Therapeutics Inc.

The investment includes 117,647 shares based on the subscription price in May and October 2018 of $17 per share. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2018. This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

Other Corporate Activities

On July 23 2018, the Company announced the appointment of Mr. Donal Carroll to the role of Interim CFO, effective immediately. Donal Carroll is a finance executive with 20 years of corporate finance leadership and public company experience, as well as deep expertise in syndicate investing both in equity and debt securities. Mr. Carroll has successfully guided companies for expansion and growth, and has worked with major corporations such as Danaher and Unilever (NYSE:UL). Mr. Carroll was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems resulting in significant efficiencies through periods of substantial change and strong company growth. Mr. Carroll has been Independent Director of Bird River Resources Inc. and holds a CPA- CMA designation as well as a Bachelor of Commerce degree from University College Dublin (UCD).

Also on July 23 2018, the Company announced the appointment of a special committee of the board of Directors to consider merger and acquisition opportunities.

On August 2 2018, the Company announced the appointment of Dr. Raza Bokhari to its board of Directors. Dr. Bokhari currently serves as the Chairman & CEO of PCL, a global diagnostic provider of addiction screening and opioid prescription medication monitoring, including designer drugs and synthetic cannabinoids. He is also the managing partner of RBx Capital, LP., a Recipient of Philadelphia Business Journal's "40 under 40" award, physician-turned-entrepreneur Dr. Bokhari has, over the past several years, developed outstanding expertise in aggregating and accelerating life sciences and healthcare services companies. He has a vast knowledge base of developing creative concepts, implementing programs and forming strategic alliances. An effective "change agent" with several years of experience and expertise in start-up and turn-around businesses, he is adept at turning around financially struggling companies. Dr. Bokhari recognizes the special role of private equity funds, venture capital money, and leveraged debt partners in executing accelerated growth trends in healthcare services and cancer diagnostics and therapeutics.

On August 14 2018, the Company listed its Subordinate Voting Shares on the Frankfurt exchange and trading under WKN: A2JM6M" and the ticker symbol "0K9."

On September 19 2018, the Company announced that the Class B Shares were upgraded to a listing on the OTCQB Venture Market ("OTCQB"), trading under the ticker symbol "FSDDF".

On October 29 2018, Dr. Bokhari was appointed as Co-Chairman of the Board and interim Chief Executive Officer of the Company. Further, the Company announced the appointment of Zeeshan Saeed as President of the Company and Anthony Durkacz as Co-Chairman of the Board.

On November 14 2018, the Company announced the appointment of David Urban to the Board. Mr. Urban is an accomplished business and government relations executive. He and his company advise organizations ranging in size from start-ups to the Fortune 100 on interaction with government in order to maximize stakeholder and shareholder value. In the field of politics, Mr. Urban has achieved success serving as an advisor to campaigns at the highest levels, including the President of the United States, the United States Senate and United States House of Representatives. In addition to his role as a business consultant and political advisor, Mr. Urban is a frequent contributor to CNN as a political commentator.

On November 26 2018, the Company announced the appointment of Rupert Haynes as Chief Executive Officer of the Company. Mr. Haynes was subsequently terminated as Chief Executive Officer on February 6 2019, and Dr. Raza Bokhari was appointed Interim Chief Executive Officer.

On March 13 2019, the Company announced the departure of Thomas Fairfull as President of FV Pharma and the subsequent appointment of Sara May as President of FV Pharma. Additionally, the Company announced the departure of Vladimir Klacar, a former nominee of Auxly to the Board, from the Board.

On April 4 2019, the Company announced the appointment of Dr. Charles V. Pollack Jr. as Chairman of its Scientific Advisory Board ("SAB"). In this capacity Dr. Pollack will serve as a strategic guide and resource to the Company as it develops disruptive, science-based, cannabinoid therapeutics. Dr. Pollack founded The Lambert Center for the Study of Medicinal Cannabis and Hemp at Thomas Jefferson University, in Philadelphia, Pennsylvania, in 2016. The Center is the only comprehensive academic resource for education, research, and practice around the use of medicinal cannabinoids to be housed in a US university. He is also an Editorial Board member of the journal Cannabis and Cannabinoid Research.

Effective April 8 2019, the Company changed its auditors from Dale Matheson Carr-Hilton Aponte LLP to UHY McGovern Hurley LLP.

RESULTS OF OPERATIONS

The following table outlines our consolidated statement of loss and comprehensive loss for Fiscal 2018, Fiscal 2017 and the three months ended December 31, 2018 and 2017:

Fiscal years ended		Three months ended Dec 31,	
	2018	**2017**	**2018**	**2017**
Revenue	$	$	$	$
Rental income	86,656	25,943	4,500	25,943
Other income	2,107		1,075	-
Total revenue	88,763	25,943	5,575	25,943
Expenses				
Advertising and promotion	2,803,588	-	1,622,139	-
Allowance for impairment of Auxuly funds	7,499,977	-	7,499,977	-
Consulting fees	2,037,049	-	866,682	(4,500)
Depreciation	183,194	-	84,936	-
General and administrative	168,574	189,826	30,986	149,474
Insurance	156,038	-	20,935	(420)
Listing expense	7,991,791	-	106,647	-
Occupancy costs	1,360,477	167,477	439,911	86,872
Production and growing expenses	401,897	-	178,082	-
Professional fees	1,955,253	202,555	1,055,787	190,360
Salaries, wages and benefits	1,740,720	-	656,318	-
Shareholder and public company costs	124,973	-	104,067	-
Share based payments	6,440,406	2,990,600	3,925,732	-
Total expenses	32,863,937	3,550,458	16,592,199	421,786
Loss before undernoted	(32,775,174)	(3,524,515)	(16,586,624)	(395,843)
Increase in fair value of investments	10,064,550	-	(4,311,450)	-
Net loss and comprehensive loss	**(22,710,624)**	**(3,524,515)**	**(20,898,074)**	**(395,843)**

REVIEW OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017 AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2018 AND 2017

Revenues

	Fiscal years ended				Three months ended Dec 31,
	2018	2017	Change	% Change	2018	2017	Change	% Change
Revenue	$	$	$	%	$	$	$	%
Rental income	86,656	25,943	60,713	234%	4,500	25,943	(21,443)	-83%
Other income	2,107	-	2,107	-	1,075	-	1,075	-
Total revenue	88,763	25,943	62,820	242%	5,575	25,943	(20,368)	-79%

The Company currently does not derive revenues from sale of cannabis products. The only revenue it generates is from subleasing an unused portion of its Cobourg facility to unrelated third parties. Rental income increased $60,713 or 234% for the year ended December 31, 2018 and decreased $21,443 or 83% for the three months ended December 31, 2018 as compared to the equivalent periods in the prior year. The increase was attributable to unused portions of the Cobourg facility being leased for a longer duration of the year in 2018 compared to 2017.

Other income primarily consists of interest income earned on cash deposits.

Expenses

Advertising and promotion

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Advertising and promotion	2,803,588	-	2,803,588	-	1,622,139	-	1,622,139	-

Advertising and promotion expenses incurred in Fiscal 2018 relate to stock promotion, investor relations and other media related expenditures associated with being a public company. The Company did not incur advertising and promotion related expenditures in 2017 as the Company was a private entity.

Allowance for impairment of Auxly funds

For the three months and the year ended December 31, 2018, the Company recorded an allowance for impairment of the funds received from Auxly related to the Definitive Strategic Alliance and Streaming Agreement (the “Agreement”) entered into on March 3, 2018. The funds received were originally placed in trust to be spent on construction and development costs for the facility. Due to the termination of the Agreement, the funds are not expected to be released to the Company therefore a provision for loss was recorded.

Consulting fees

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Consulting fees	2,037,049	-	2,037,049	-	866,682	(4,500)	871,182	-19360%

Consulting fees relate to services provided by financial advisory firms as part of the Company’s public listing process and advisors on developing the Company’s products and strategy. For the three months and the year ended December 31, 2018, the Company incurred consulting expenses of $$866,682 and 2,037,049, respectively for consulting services received. There was no consulting expenditures for the comparative period in Fiscal 2017.

Depreciation

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Depreciation	183,194	-	183,194	-	84,936	-	84,936	-

Depreciation expense relates to the Company’s Property, Plant and Equipment, which consists of the facility and related components, office furniture and fixtures, and information technology equipment. Depreciation expense for the three months and the year ended December 31, 2018 was $84,936 and $183,194, respectively. There was no depreciation expense incurred for the comparative periods in the prior year as the property, plant and equipment were acquired and available for use in fiscal 2018.

General and administrative

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
General and administrative	168,574	189,826	(21,252)	-11%	30,986	149,474	(118,488)	-79%

General and administrative expenses relate to general office, supplies, business fees and licences, and travel related expenditures. For the years ended December 31, 2018 and 2017, general and administrative expenses were $168,574 and $189,826, respectively. For the three months ended December 31, 2018 and 2017, general and administrative expenses were $30,986 and $149,474, respectively. General and administrative expenses were higher for Fiscal 2017 and the three months ended December 31, 2017 compared to the comparative periods in 2018 due to expenses incurred by the Company to prepare for the public listing in 2018.

Insurance

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Insurance	156,038	-	156,038	-	20,935	(420)	21,355	-5085%

Insurance expenditures consist of Directors and Officers liability insurance, general liability insurance, and insurance for the Company’s property, plant and equipment. Insurance expense for the three months and the year ended December 31, 2018 was $20,935 and $156,038, respectively compared to nil in the comparative period in fiscal 2017.

Listing expense

Listing expense for the year ended December 31, 2018 was $7,991,791. Listing expense is related to the reverse takeover transaction to become a publicly listed Company in 2018.

Occupancy costs

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Occupancy costs	1,360,477	167,477	1,193,000	712%	439,911	86,872	353,039	406%

Occupancy costs for the year ended December 31, 2018 consisted of $615,495 for repairs and maintenance, $233,327 for property taxes, $438,514 for utilities and rent of $73,141. Occupancy costs increased from $167,477 to $1,360,477 for the year ended December 31, 2018 as compared to the equivalent period in the prior year and increased from $86,872 to $439,911 for the three months ended December 31, 2018 as compared to the equivalent period in the prior year. The increase in occupancy costs for both periods is primarily attributable to costs associated with the Cobourg facility which was not acquired until November 2017.

Production and growing expenses

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Production and growing expenses	401,897	-	401,897	-	178,082	-	178,082	-

Production and growing expenses for the year ended and three months ended December 31, 2018 were $401,897 and $178,082, respectively. Production expenses for the comparative prior periods were nil as the Company had not yet commenced any production related activities. For the year ended December 31, 2018 production expenses included $269,644 related to materials and supplies and the remainder was attributable production software licenses and other production related activities.

Professional fees

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Professional fees	1,955,253	202,555	1,752,698	865%	1,055,787	190,360	865,427	455%

Professional fees increased from $1,055,787 to $1,955,253 for the year ended December 31, 2018 as compared to the equivalent period in the prior year and increased from $190,360 to $202,555 for the three months ended December 31, 2018 as compared to the equivalent period in the prior year. Professional fees primarily include legal and audit fees. Professional fees are dependent on the number and the nature of the transactions the Company undertakes at any given time and will fluctuate from time to time as the Company grows. Professional fees were higher in 2018 due to increased legal costs associated with the reverse takeover transaction and higher legal and audit fees due to being a public company.

Salaries and wages

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Salaries, wages and benefits	1,740,720	-	1,740,720	-	656,318	-	656,318	-

Salaries and wages were $1,740,720 and $656,318 for the year and three months ended December 31, 2018, respectively, compared to nil for the comparative periods in the prior year. Prior to 2018 the Company did not have any salaried employees. Salary expenditures for the three months ended December 31, 2018 were higher than prior quarters in the 2018 fiscal year due to higher headcount as the result of new hires as the Company expanded production activities.

Shareholder and public company costs

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Shareholder and public company cost	124,973	-	124,973	-	104,067	-	104,067	-

Shareholder and public company costs were $124,973 and $104,067 for the year and three months ended December 31, 2018, respectively, compared to nil for the comparative periods in the prior year. These costs were nil in the prior year as the Company was not a listed entity in 2017. Shareholder and public company costs are directly related to being a listed entity and include costs such as CSE fees, transfer agent fees, mailing fees and filing related fees.

Share based payments

	Fiscal years ended				Three months ended Dec 31,
Expenses	2018	2017	Change	% Change	2018	2017	Change	% Change
	$	$	$	%	$	$	$	%
Share based payments	6,440,406	2,990,600	3,449,806	115%	3,925,732	-	3,925,732	-

Share based payments expense increased from $3,925,732 to $6,440,406 for the year ended December 31, 2018 as compared to the equivalent period in the prior year and increased from nil to $2,990,600 for the three months ended December 31, 2018 as compared to the equivalent period in the prior year. The increase is primary due to the significantly higher number of stock options granted during fiscal 2018 and for the three months ended December 31, 2018.

Increase in fair value of investments

The Company has various investments in other entities that are measured at fair value through profit or loss. The change in fair value of investments during the year and three months ended December 31, 2018 was a gain of $10,064,550 and a loss of $4,311,450, respectively. The change in fair value of investments was nil for the comparative periods in the prior year as the investments were not held in the prior year. The change in fair value of investments will fluctuate as the fair value of the underlying investments change.

SUMMARY OF SELECTED ANNUAL FINANCIAL INFORMATION

Prior to the Transaction described in "General Overview - Acquisition of FV Pharma Inc.", the Company (as Century Financial Capital Group Inc.) had a fiscal year end of August 31st. As the Transaction with FV Pharma resulted in a reverse takeover of the Company, FV Pharma is now deemed to be the reporting company and financial results will be reported on a consolidated basis in future periods using FV Pharma's fiscal year end of December 31st.

The following is selected information from FV Pharma's three most recently completed fiscal year-ends:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2018	2017	2016
Annual Information	($)	($)	($)
Total revenue	88,763	25,943	-
Net income (loss)	(22,710,624)	(3,524,515)	(176,916)
Income (loss) per share - basic and fully-diluted	(0.02)	(0.00)	(0.00)
Total assets	52,776,234	13,679,694	705,709
Long-term liabilities	-	-	-
Dividends declared	-	-	-

See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.

Total Assets

Fiscal 2018 Compared to Fiscal 2017

Total assets increased $39,096,540 or 286% from Fiscal 2017 to Fiscal 2018. Cash and cash equivalents increased $16,394,942 or 346% as a result of the proceeds received from issuance of shares. Sales taxes recoverable increased $688,155 or 234% due to higher purchases in the year as the Company expanded operations and production related activities. Other investments as of December 31, 2018 was $18,064,541 compared to nil in the prior year. This includes a fair value gain on investments of $10,064,550. The investments were acquired with proceeds from issuance of shares. Property, plant and equipment increased $3,849,638, which includes $4,032,832 of additions and less $183,194 of depreciation expense. Additions to property, plant and equipment included the acquisition of office furniture and equipment, computer equipment, and improvements to the production facility. Acquisitions of property, plant and equipment were financed through cash proceeds from the issuance of common shares.

Fiscal 2017 Compared to Fiscal 2016

Total assets increased $12,973,985 or 1,838% from Fiscal 2016 to Fiscal 2017. The increase was primarily attributable to an increase in cash and an increase in property, plant and equipment of $8,168,820. The increase in property, plant and equipment included the acquisition of the Cobourg facility and related land. The increase in cash and additions to property, plant and equipment are due to the issuance of shares in 2017.

Total Long Term Liabilities

The Company does not have long term liabilities as operations and investments have been financed through the issuance of common shares. The Company’s current liabilities are trade payables and accrued liabilities, which include fees payable to professional service providers, salary and wages payables, and trade payables due to vendors.

SELECTED QUARTERLY INFORMATION

The following is selected financial information for the most recent interim periods indicated.

				Total
	Revenue	Net Loss	Per Share	Assets
Three Months Ended	($)	($)	($)	($)
December 31 2018	5,575	(12,751,632)	(0.02)	52,776,234
September 30 2018	13,833	(3,018,819)	(0.00)	66,576,844
June 30 2018	29,372	(3,435,409)	(0.00)	52,800,119
March 31 2018	39,983	(3,504,764)	(0.00)	15,331,960

See “Results of Operations” in this MD&A for a more detailed discussion of the period-over-period changes in revenues and net loss.

FV Pharma did not produce interim financial information for periods prior to March 31 2018 as it was a private company, therefore information for those periods are not available.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by developing out our facility and producing medical cannabis products. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets.

Working Capital

Our primary source of cash flows is from funds raised through the issuance of shares in the Company to investors. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis.

Our working capital surplus was $20,826,211 as of December 31, 2018.

The Company believes it has sufficient liquidity to support continued operations and to meet its short-term liabilities and commitments as they become due. The Company manages its liquidity risk by monitoring its operating requirements. The Company prepares budget and cash forecasts to ensure it has sufficient funds to fulfill obligations. In managing working capital, the Company may, where necessary, limit or control the amount of working capital used for operations or other initiatives, pursue additional financing, manage the timing of its expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

While the Company believes that it has the ability to generate sufficient amounts of cash, in the short term and long term, to maintain current operational capacity, additional sources of capital and/or financing will be required to meet planned growth requirements and to fund development activities at the operating facility. Liquidity will fluctuate based on demand for working capital resources required for these initiatives.

The Company is subject to risks and uncertainties that could significantly impair its ability to raise funds through debt or equity or to generate profits sufficient to meet future obligations, operational, or development needs. See “Risks and Uncertainties” for information on the risks and uncertainties that could have a negative effect on the Company’s liquidity.

Statements of cash flows

	Fiscal year ended
	2018	2017
	$	$
Cash and cash equivalents	21,134,932	4,739,988
Net cash provided by (used in):
Operating activities	(18,489,903)	(149,865)
Investing activities	(9,991,322)	(7,653,477)
Financing activities	44,876,169	12,513,249
Net increase (decrease) in cash and cash equivalents	16,394,944	4,709,907

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the year ended December 31, 2018 were $18,489,903 compared to cash flows used in operating activities of $149,865 for the year ended December 31, 2017. The increase in cash flows used in operating activities was primarily the result of an increase in net loss of $22,710,624 offset by non-cash expenses of $14,615,391 and non-cash income of $10,064,550 for the year ended December 31, 2018.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2018 were $9,991,322 compared to $7,653,477 for the year ended December 31, 2017. The increase in cash outflows for investing activities of $2,337,845 was due to additions to property, plant and equipment of $4,032,832, acquisition of investments of $7,999,991 and offset by cash acquired of $2,041,501. Cash used in investing activities in 2017 was entirely attributable to the acquisition of property, plant and equipment.

Cash Flows from Financing Activities

Cash flows provided by financing activities for the year ended December 31, 2018 were $44,876,169 compared to $12,513,249 for the year ended December 31, 2017. The increase in cash inflows from financing activities of $32,362,920 was mainly due to the $44.9 million financing during the year ended December 31, 2018 as compared to the issuance of $13.8 million of shares issued during the year ended December 31, 2017.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's outstanding capital was as follows as at the dates indicated:

	December 31 2018		May 3 2019
	Basic	Diluted	Basic	Diluted
Class A voting	15,000	15,000	15,000	15,000
Class B subordinate voting	1,375,599,691	1,592,835,627	1,390,139,953	1,586,700,493
Stock options	97,517,000		84,350,002
Warrants	109,788,936		102,280,538

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. Compensation to those individuals included:

(a) The President and Chief Executive Officer of FV Pharma Inc., Thomas Fairfull, received salary compensation of $397,666(2017 - $nil). He also received a bonus of $400,000. He also received a car allowance of $18,000 (2017 -$nil).

(b) The Company's President and a director, Zeeshan Saeed, received salary compensation of $291,416 (2017 - $nil). He also received a bonus of $300,000. He also received a car allowance of $18,000 (2017 - $nil).

(c) The Company's Chief Executive Officer and Executive Co-Chairman, Dr. Bokhari, received the amount of $1 (2017 -$nil).

(d) The Company's Chief Financial Officer, Donal Carrol, received the amount of $58,667 in management fees since June 2018, which fees were paid to a private company controlled by him.

(e) The Company's now former Chief Executive Officer, Rupert Haynes, received salary of $82,695 in December 2018 (2017 -$nil).

(f) First Republic Capital Corporation ("FRCC") received cash commissions and fees in the amount of $3,094,246 and 34,514,069 in broker warrants representing fees and commissions with regard to financings that raised a gross total of $33,404,392 during 2018. One of the Company's Executive Co-Chairmen is the Executive Vice-President of FRCC. FRCC received 31,848,048 Class B shares as finders' fee.

(g) Certain independent directors of the Company are being remunerated at the rate of $40,000 per year with a Chairman of any committee of the Board receiving an additional $10,000 per year. For the year ended December 31 2018. The Company's independent directors were paid the amount of $66,667 (2017 - $nil), which amount is included in accounts payable. The amount is unsecured, non-interest bearing and due on demand.

(h) All directors and officers of the Company are eligible to participate in the Company's stock option plan. During the year, certain directors and officers were granted options to purchase Class B shares of the Company, some of which were exercised and the remainder being held as at December 31 2018. Aggregate stock option benefits and values are disclosed in the table below.

(i) On September 15, 2017, the Company granted 40,000,000 stock options, of which 20,000,000 were to Thomas Fairfull and 20,000,000 were to Zeeshan Saeed, a consultant and shareholder of the Company. Each stock option has an exercise price of $0.022 per share and expires on September 15 2022. Share-based payments expense in respect of these options was $1,495,300.

(j) On September 15, 2017, the Company issued 40,000,000 special warrants to Anthony Durkacz, a shareholder of the Company. Each special warrant has an exercise price of $0.022 per share and expires on September 15 2022. Share-based payments expense in respect of these warrants was $1,495,300 as disclosed. This was prior to Mr. Durkacz becoming a director of the Company.

(k) In connection with private placements during 2017, the Company paid commissions and corporate finance fees totaling $1,083,530 to FRCC (see part (f)) for the year ended December 31, 2017, which are recorded as share issuance costs on the statement of changes in equity.

(l) In connection with private placements during 2017, the Company issued 21,670,600 broker warrants to FRCC during the year ended December 31, 2017. The warrants have an exercise price of $0.05 per share, and expire 2 years from the date of issuance. Each warrant is exercisable into one Class B common non-voting share. Share issuance costs recorded in respect of these warrants is $571,800.

(m) Key management personnel compensation during the year is comprised of:

	December 31 2018	December 31 2017
	($)	($)
Salaries and benefits	1,114,115	58,250
Bonuses	700,000	-
Share based payments	3,215,401	1,495,300

(n) During 2018, directors and officers subscribed for 32,700,000 Class B shares for gross proceeds of $2,463,000.

(o) The Company's now former Chief Operating Officer received consulting fee of $154,503 in during the year ended December 31, 2018 (2017 - $nil). He also received a car allowance of $7,500 (2017 - $nil).

(p) The Company's now former Chief Financial Officer received consulting fee of $26,500 in during the year ended December 31, 2018 (2017 - $nil). He also received a car allowance of $1,500 (2017 - $nil).

CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS, ACCOUNTING POLICIES AND PRONOUNCEMENTS

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i) the recoverability of accounts receivable that are included in the statement of financial position;

(ii) the revaluation of financial assets and liabilities on an annual basis;

(iii) the estimated useful lives and residual value of property and equipment which are included in the financial statements and the related depreciation included in profit or loss;

(iv) the inputs used in accounting for share based payment transactions and in valuation of warrants included in financial assets at fair value through profit or loss; and

(v) management's judgment in determining the functional currency of the Company as Canadian Dollars.

Critical Accounting Judgments

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

Restoration, rehabilitation and environmental obligations

Management's assumption of no material restoration, rehabilitation and environmental exposure, is based on the facts and circumstances that existed in the current and prior periods.

Accounting policies

Reference is made to the Company's audited financial statements for a full discussion of its significant accounting policies.

Recent accounting pronouncements

Effective January 1 2018, the Company has adopted the following new and revised standards, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

(a) IFRS 2, Share-based Payment ("IFRS 2") - In June 2016, the IASB issued amendments to IFRS 2, which expands upon the guidance for recognizing a liability for cash-settlement of a share-based payment as well as transactions with a net settlement feature for withholding tax obligations. The adoption of this standard has had no significant effect on the Company's financial reporting.

(b) IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), was issued in May 2015, which replaced IAS 11, Construction Contracts, IAS 18, Revenue Recognition, IFRIC 13, Customer Loyalty Programmes, IFRIC15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 provides a single, principles based five step model that will apply to all contracts with customers with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The incremental costs of obtaining a contract must be recognized as an asset if the entity expects to recover these costs. The standard's requirements also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities. The adoption of this standard has had no significant effect on the Company's financial reporting.

(c) IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories; amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a modified retrospective basis. The 2017 comparatives were not restated.

(i) Equity instruments at fair value through other comprehensive income ("FVTOCI")

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. Equity instruments in this category are subsequently measured at fair value with changes recognized at other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Equity instruments at FVTOCI are not subject to an impairment assessment under IFRS 9. The Company has no items at FVTOCI.

(ii) Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect the contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii) Fair value through profit or loss

This category includes derivative instruments and equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify as FVTOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

Classification On adoption of IFRS 9, the Company has made the following classifications with respect to its financial instruments:

• Cash is classified as at amortized cost (2017 – loans and receivables).

• Cash equivalents are classified as FVTPL (2017 – FVTPL).

• Other investments are classified as FVTPL (2017 – not applicable).

• Trade payables and accrued liabilities are classified as at amortized cost (2017 - other financial liabilities).

No restatements were recorded resulting from the adoption of IFRS 9.

Impairment of financial assets

Prior to the adoption of IFRS 9, financial assets measured at amortized cost, are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the discounted estimated future cash flows of the financial asset have been impacted.

The adoption of IFRS 9 has fundamentally changed the Company's accounting of impairment losses for financial assets by replacing IFRS 39's incurred loss approach with a forward-looking expected credit loss ("ECL") approach. IFRS 9 requires the Company to record an allowance for ECLs for all debt financial assets not held at fair value though profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation of the asset's original effective interest rate.

Derecognition

(i) Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in profit or loss.

(ii) Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the profit or loss.

Accounting Standards Issued But Not Yet Applied

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1, 2019 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 16 Leases ("IFRS 16") sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer ('lessee') and the supplier ('lessor'). This standard will replace IAS 17 Leases ("IAS 17") and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciate lease assets separately from interest on lease liabilities in the consolidated statement of operations. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company's contractual obligations in the form of operating leases under IAS 17 will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements.

IAS 1 – Presentation of Financial Statements ("IAS 1") and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted.

IFRS 3 – Business Combinations ("IFRS 3") was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted.

IFRS 3 – Business Combinations ("IFRS 3") and IFRS 11 – Joint Arrangements ("IFRS 11") were amended in December 2017. IFRS 3 was amended to clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, it re-measures previously held interests in that business. IFRS 11 was amended to clarify that when a party that participates in, but does not have joint control of, a joint operation obtains joint control of a business that is a joint operation, the entity does not re-measure previously held interests in that business.

RISKS AND UNCERTAINTIES

Many risks are discussed below, but these risk factors should not be construed as exhaustive. There are numerous factors, both known and unknown, that could cause actual results or events to differ materially from forecast results.

Reliance on Licences

The continuation and development of the Company's business dependent on the good standing of the Licence and any other permits or approvals required to engage in such activities and upon adhering to all regulatory requirements related to such activities.

Failure to comply with the requirements of the Licences or any failure to maintain the Licence would have a material adverse impact on the business, financial condition and operating results of the Company. Although the Company believes it will meet the requirements of the Cannabis Act and Cannabis Regulations for future extensions or renewals of its Licence, there can be no guarantee that Health Canada will extend or renew the Licence or that, if extended or renewed, the Licence will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licence or should it renew the Licence on different terms, the business, financial condition and results of the operation of the Company would be materially and adversely affected.

Limited Operating History

While FV Pharma was incorporated and began carrying on business in 2011 it has yet to generate any revenue. Other than the Facility, the Company has no significant assets or other financial resources. The Company is therefore subject to many of the risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

History of Losses

The Company has incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company's revenues do not increase to offset these expected increases in costs and operating expenses, it will not be profitable.

Volatile Market Price for Subordinate Voting Shares

The market price for the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control, including the following:

• actual or anticipated fluctuations in the Company's quarterly results of operations;

• recommendations by securities research analysts;

• changes in the economic performance or market valuations of companies in the industry in which the Company operates;

• addition or departure of the Company's executive officers and other key personnel;

• release or expiration of transfer restrictions on outstanding Subordinate Voting Shares;

• sales or perceived sales of additional Subordinate Voting Shares;

• operating and financial performance that vary from the expectations of management, securities analysts and investors;

• regulatory changes affecting the Company's industry generally and its business and operations;

• announcements of developments and other material events by the Company or its competitors;

• fluctuations to the costs of vital production materials and services;

• changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

• significant acquisitions or business combinations, strategic partnerships, joint ventures or capital

• commitments by or involving the Company or its competitors;

• operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

• news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company's industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities and have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Such volatility has been particularly evident with regard to the share prices of cannabis-producing and cannabis-related companies that are public issuers in Canada. Accordingly, the market price of the Subordinate Voting Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of Subordinate Voting Shares may be materially adversely affected.

Dual Class Share Structure

The Company's dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders. Class A Shares have 276,660 votes per share and Class B Shares have 1 vote per share. Shareholders who hold Class A Shares together hold approximately 79% of the voting power of the Company's outstanding voting shares and therefore have significant influence over management and affairs and over all matters requiring shareholder approval.

In addition, because of the voting ratio between Class A Shares and Class B Shares, the holders of Class A Shares collectively continue to control a majority of the combined voting power of the voting shares even where the Class A Shares represent a substantially reduced percentage of the total outstanding shares. The different voting rights could diminish the value of the Class B Shares to the extent that investors or any potential future purchasers of the Class B Shares attribute value to the superior voting or other rights of the Class A Shares. Holders of the Class B Shares will only have a right to vote, as a class, in limited circumstances as described in its constating documents.

The concentrated voting control of holders of Class A Shares limits the ability of Class B Shareholders to influence corporate matters and all matters requiring shareholder approval, including the election of directors as well as with respect to decisions regarding amendment of the Company's share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions.

As a result, holders of Class A Shares have the ability to influence many matters affecting us and actions may be taken that our Class B shareholders may not view as beneficial. The market price of our Class B Shares could be adversely affected due to the significant influence and voting power of the holders of Class A Shares. Additionally, the significant voting interest of holders of Class A Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class B Shares, might otherwise receive a premium for the Class B Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class A Shares.

Future transfers by holders of Class A Shares will generally result in those shares converting to Class B Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class A Shares who retain their shares. Such holders could, in the future, control a significant percentage of the combined voting power of Class A Shares and Class B Shares.

Each of the Company's directors and officers owes a fiduciary duty to the Company and must act honestly and in good faith with a view to the best interests of Company. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote its shares in its own interests, which may not always be in the interests of the Company's shareholders generally. The holders of the Class A Shares may also take actions that other shareholders do not view as beneficial, which may adversely affect the Company's results of operations and financial condition and cause the value of an investment to decline.

Risks Inherent in an Agricultural Business

The Company's business may, in the future, involve the growing of cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although all such growing is expected to be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production. In addition, if the Company cannot successfully develop its products, or if the Company experiences difficulties in the development process, such as quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would affect its ability to successfully enter the market.

Energy Costs

The Company's cannabis growing operations will consume considerable energy, which will make it vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact the business of the Company and its ability to operate profitably.

Factors Related to the Facility Which May Prevent Realization of Business Objectives

Any adverse changes affecting the development or construction of the Facility and commencement of production could have a material and adverse effect on the Company's business, financial condition and prospects. There is a risk that these changes or developments could adversely affect the Facility by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

• delays in obtaining, or conditions imposed by, regulatory approvals;

• plant design errors;

• environmental pollution;

• non-performance by third party contractors;

• increases in materials or labour costs;

• construction performance falling below expected levels of output or efficiency;

• breakdown, aging or failure of equipment or processes;

• contractor or operator errors;

• labour disputes, disruptions or declines in productivity;

• inability to attract sufficient numbers of qualified workers;

• disruption in the supply of energy and utilities; or

• major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

It is also possible that the costs of commencing production may be significantly greater than anticipated by the Company's management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing its business plans. This could have an adverse effect on the financial results of the Company.

In addition, any potential expansion of the Facility is subject to Health Canada regulatory approvals. While management does not anticipate significant issues receiving any necessary approvals in the future, the delay or denial of such approvals may have a material adverse impact on the business and may result in the Company not meeting anticipated or future demand when it arises.

Reliance on Management

Another risk associated with the production and sale of medical cannabis is the loss of important staff members. The Company is currently in good standing with all high level employees and believes that with well managed practices will remain in good standing. The success of the Company will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key personnel. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company's business, operating results or financial condition.

In addition, the Company's future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them.

Insurance and Uninsured Risks

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labour disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Company maintains and intends to continue to maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company Will Be an Entrant Engaging in a New Industry

The medical cannabis industry is fairly new. There can be no assurance that an active and liquid market for the Subordinate Voting Shares of the Company will continue and shareholders may find it difficult to resell their shares. Accordingly, no assurance can be given that the Company will be successful in the long term.

Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. This could have an adverse effect on the financial results of the Company.

Reliance on a Single Facility

The Company's proposed activities and resources are primarily focused on the Facility. The Company's operations and the conditions of the Facility is, and will be, subject to hazards inherent in the cannabis industry, including equipment defects, equipment malfunctions, natural disasters, fire, explosions, or other accidents that may cause damage to the Facilities. Any adverse changes or developments affecting the Facility could have a material and adverse effect on the Company's business, financial condition and prospects.

Expansion of the Facility

Any expansion of the Facility is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond the Company’s control. These uncertainties include the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment with existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, and insufficient funding or other resource constraints. The actual cost of construction may exceed the amount budgeted for expansion. As the result of construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from any expansion of operations at the existing facility, which in turn may affect the Company’s business, results of operations, financial condition and prospects.

Three buildings that are part of the Facility have been designated by the Town of Cobourg as heritage buildings. The buildings must be retained, and the Company must follow the Town’s by-laws and official plan regulations with respect to expansion and upkeep. The Company continues to work with various contractors and the Town to ensure the buildings are retained and restored. The cost to restore one of the buildings in particular is expected to be significant and future costs with respect to restoration and upkeep are unknown.

The Company was previously party to a joint venture with Auxly, whereby the parties agreed to combine their respective capabilities to develop and expand certain portions of the Facility in mutually agreed upon phases on identified areas within the Facility. Under the Auxly Agreement, Auxly assumed primary carriage through the implementation of each project phase at the Facility, including, but not limited to: the design of each phase of development at the Facility and the management and supervision of all professional services performed in connection therewith, including architectural services, engineering services, construction services and security services; assisting in the hiring, training and oversight of professional and operational staff; and assisting with the regulatory licensing process including facilitating interaction between the Company and Health Canada. The Auxly Agreement also provided that Auxly had primary responsibility for financing and/or sourcing the funds required for the capital expenditures for each project phase at the Facility, to be comprised of both equity and debt financing provided directly by Auxly or by a third party lender arranged for and designated by Auxly.

It had been anticipated by the Company and Auxly that the first phase of construction would be completed and ready for Health Canada approval by the end of December 2018, but this did not materialize. On February 6, 2019, the Company terminated the Auxly Agreement. Auxly claims that it identified contractual breaches relating to the Company’s management and staffing obligations of the Facility, as well as significant concerns regarding certain aspects of the Facility’s infrastructure. The Company maintains that it terminated the Auxly Agreement in response to Auxly’s failure to perform its obligations under the Auxly Agreement to develop all aspects of the Facility in mutually agreed upon staged phases.

As a result of the termination of the Auxly Agreement, the first phase of the expansion of the Facility to create an approximately 30,000 square foot self-contained cultivation facility, including good manufacturing practice processing spaces, is not expected to be completed until the end of the first quarter of 2020. One of the Company’s goals is still to further expand the Facility; however, the expansion of the Facility is subject to various challenges and uncertainties. Additional phases of development may suffer from delays, cancellations, interruptions or increased costs due to many factors, some of which may be beyond the Company’s control, including, without limitation: construction performance falling below expected levels of output or efficiency; denial or delays in receipt of regulatory approvals; additional requirements imposed by changes in laws or non-compliance with conditions imposed by regulatory approvals; labour disputes or disruptions or the unavailability of skilled labour; increases in costs of materials; additional requirements imposed by changes in laws, including environmental laws; availability of capital; sufficiency of demand for products to warrant continued expansion; and changes in project scope of errors in design.

The continued development of the Facility will require significant additional financing over the next several years. The failure to raise such capital could result in the delay or indefinite postponement of completing the Facility and there is no guarantee that the Company will be able to raise such capital and achieve the full or partial expansion of the Facility.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast future projected sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Additional Financing

There is no guarantee that the Company will be able to execute on its strategy. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company's future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company's products and technology. Policing the unauthorized use of the Company's current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.

In addition, other parties may claim that the Company's products infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. Such licenses, however, may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken a number of procedures and has implemented a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Company under Canadian securities law, the Company cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's results of operations or cause it to fail to meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in the Company's consolidated financial statements and materially adversely affect the trading price of the Class B Shares.

Acquisition Strategy Risks

The Company has made and may continue to pursue acquisition opportunities to advance its strategic plan. The successful integration of an acquired business typically requires the management of the pre-acquisition business strategy, including the retention and addition of customers, realization of identified synergies, retention of key staff and the development of a common corporate culture. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as the ability to realize on anticipated growth opportunities and synergies from newly formed partnerships. Any failure to integrate an acquired business or realize the anticipated benefits of new partnerships may have a material adverse effect on the Company's business, financial condition and results of operations, as well as its future prospect for acquisitions or partnerships. There is no assurance that the Company will be able to successfully integrate an acquired business in order to maximize or realize the benefits associated with an acquisition.

Liquidity

There can be no assurance that an active trading market in the shares of the Company will be sustained. There is a significant liquidity risk associated with an investment in shares of the Company.

Dilution

The Company may issue equity securities to finance its activities, including future acquisitions. If the Company were to issue Class B Shares, existing holders of such shares may experience dilution in their holdings. Moreover, when the Company's intention to issue additional equity securities becomes publicly known, the Company's share price may be adversely affected.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for Company's Class B Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

Conflicts of Interest

Certain directors and officers of the Company may become, directors and officers of other entities, or are otherwise engaged, and will continue to be engaged, in activities that may put them in conflict with the business strategy of the Company. Consequently, there is a risk that such officers or directors will be in a position of conflict. Conflicts, if any, will be subject to the procedures and remedies available under the CBCA.

In addition, the Company's directors and the officers are required to act honestly and in good faith with a view to its best interests. However, in conflict of interest situations, the Company's directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Dividends

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The Company expects to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Company's businesses. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of the Company and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the board of directors of the Company may deem relevant. As a result, investors may not receive any return on investment in Subordinate Voting Shares unless they sell them for a share price that is greater than that at which such investors purchased them.

Limited Market for Securities

There can be no assurance that an active and liquid market for Subordinate Voting Shares will be maintained and an investor may find it difficult to resell any securities of the Company.

Interrelation of Business Components

If any components of the Company's business plan are missing or incomplete, the Company may not be able to execute its entire business plan.

Technology Risk

Technological advances are happening at ever-increasing rates. The Company believes that there will be a market for its products for the foreseeable future. However, there is no guarantee that new technologies will not largely supplant the need for the Company's products in certain or all industries at some indeterminate point in the future.

Global Economy Risk

An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it executes on its business plans. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company's ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If uncertain market conditions persist, the Company's ability to raise capital could be jeopardized, which could have an adverse impact on the Company's operations and the trading price of the Subordinate Voting Shares.

Risks Related to the Medical and Recreational Cannabis Industry

The Company is Not Licenced to Sell Medical Cannabis Under the Cannabis Act

On October 13 2017, FV Pharma received its Licence to cultivate cannabis from Health Canada under the ACMPR, and effective November 8 2018, the Licence migrated to equivalent licenses under the Cannabis Act regime; however, FV Pharma has not yet received a licence to sell medical cannabis. FV Pharma's ability to sell medical cannabis in Canada is dependent on obtaining a sales licence from Health Canada and there can be no assurance that FV Pharma will obtain such sales licence. The timeframes and costs required for FV Pharma or any applicant for a Licence under the Cannabis Act to build the infrastructure required, to apply for, and to receive, a sales licence can be significant. The current backlog of applications from other licensees with Health Canada and the anticipated timeframe for processing and approval of any application for a licence to sell medical cannabis cannot be reliably determined at this time.

Regulatory Risks

The Company operates in a new industry which is highly regulated and is in a market that is very competitive and evolving rapidly. The proposed activities of the Company will be subject to regulation by governmental authorities, including, but not limited to, Health Canada's Office of Controlled Substances. The Company's business objectives are, in part, contingent upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company's ability to produce or sell medical cannabis. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of medical cannabis, more stringent implementation thereof or other unanticipated events could have a material adverse impact on the business, financial condition and operating results of Company.

Governmental Regulation

The business and activities of the Company are heavily regulated. The Company's operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of medical marijuana, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company's products and services.

To the knowledge of management, the Company is currently in compliance under the Cannabis Act. Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on its licences to operate the Company's business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and the imposition of fines and censures. To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Company's product or services in any way it may have a material adverse effect on our business, financial condition and results of operations.

With the Cannabis Act now in effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for recreational adult-use purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Company. For example, the Provinces of Québec, New Brunswick, Nova Scotia, Prince Edward Island and the Northwest Territories have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for adult use purposes in such provinces, which could limit the Company's opportunities in those provinces. While Ontario had previously committed to a government-regulated model for distribution, on September 27 2018, the Government of Ontario introduced Bill-36, An Act to enact a new Act and make amendments to various other Acts respecting the use and sale of cannabis and vapour products in Ontario ("Bill-36"). Bill-36 will, inter alia, enact the Cannabis Licence Act, 2018, which will create a licensing scheme for private cannabis retail stores. The Ontario Cannabis Retail Company will have the exclusive right to: (a) sell cannabis in Ontario online; and (b) sell cannabis in Ontario to a holder of a retail store authorization for the purposes of resale. The Government of Ontario has indicated that the private retail model will launch by April 1 2019 with the Ontario Cannabis Retail Company offering online sales of recreational cannabis in the interim.

Changes in Laws, Regulations and Guidelines

The Company's operations are subject not only to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical and recreational cannabis, but also to regulations relating to health and safety, privacy, the conduct of operations and the protection of the environment in the jurisdictions in which they operate. Changes to such laws, regulations and guidelines, including changes related to government taxes and levies, may materially and adversely affect the Company's businesses, financial conditions and results of operation.

Licensing Requirements under the Cannabis Act

The market for cannabis (including medical and recreational cannabis) in Canada is regulated by the Cannabis Act, the Narcotic Control Regulations, and other applicable law. Health Canada is the primary regulator. The Cannabis Act aims to treat cannabis like any other narcotic used for medical purposes by creating conditions for a new commercial industry that is responsible for its production and distribution.

The Cannabis Act will subject the Company to stringent ongoing compliance and reporting requirements. Failure to comply with the requirements of its Licence or the Processing License or any failure to maintain the Licence or Processing Licence could have a material adverse impact on the business, financial condition and operating results of the Company. Furthermore, the Licence has an expiry date of October 13 2020. Upon expiration of the Licence, the Company will be required to submit an application for renewal to Health Canada containing information prescribed under the Cannabis Act and any such renewal cannot be assured.

Applicants and Licensed Producers are required to demonstrate compliance with regulatory requirements, such as quality control standards, record-keeping of all activities as well as inventories of cannabis, and physical security measures to protect against potential diversion. Licensed producers are also required to employ qualified quality assurance personnel who ultimately approve the quality of the product prior to making it available for sale. This approval process includes testing (and validation of testing) for microbial and chemical contaminants to ensure that they are within established tolerance limits for herbal medicines for human consumption as required under the Food and Drugs Act, and determining the percentage by weight of the two active ingredients of cannabis, delta-9- Tetrahydrocannabinol and cannabidiol.

Unfavourable Publicity or Consumer Perception

Management of the Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of the Company's proposed products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's proposed products and the business, results of operations, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's proposed products, and the results of operations, financial condition and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company's proposed products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Restrictions on Sales and Marketing

The medical and recreational cannabis industries are in their early development stages and restrictions on sales and marketing activities imposed by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect the Company's ability to conduct sales and marketing activities and could have a material adverse effect on the Company's businesses, operating results and financial conditions.

Product Liability

If licensed as a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company's products would involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination.

Previously unknown adverse reactions resulting from human consumption of the Company's products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company's significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of the operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Competition

The markets for the medical and recreational cannabis products appear to be sizable and Health Canada has only issued a limited number of licences under the former ACMPR regime and the new Cannabis Act regime to produce and sell medical and recreational cannabis. There are several hundred existing applicants for licences in queue. The number of licences issued could have an impact on the operations of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. According to Health Canada, as of the date hereof there were 154 licensees under the Cannabis Act. If the number of users of medical and recreational cannabis in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. The Company expects significant competition from other companies applying for production licences that may have significantly greater financial, technical, marketing and other resources, which may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of the Company. If the Company and its subsidiaries are not successful in investing sufficient resources in these areas, their ability to compete in the market may be adversely affected, which in turn could materially and adversely affect the Company's business, financial conditions and results of operation.

Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition by larger, better- financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Company.

Risks Inherent in an Agriculture Business

The Company's business involves the growing of medical and recreational cannabis, which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, including pests, plant diseases and similar agricultural risks. While the Company grows its products in a climate controlled, monitored, indoor location, there is no guarantee that changes in outside weather and climate will not have a material adverse effect on the Company's ability to cultivate cannabis.

Vulnerability to Rising Energy Costs

The Company's cannabis-growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Results from Future Clinical Research

Research regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of CBD and THC. Although the Company believes that the articles, reports and studies support its beliefs regarding the therapeutic benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, investors should not place undue reliance on such articles, reports and studies. Future research studies and clinical trials may draw opposing or negative conclusions regarding the facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company's products with the potential to lead to a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Reliance on Skilled Workers and Equipment

The ability of the Company to compete and grow cannabis will be dependent on it having access to, at a reasonable cost and in a timely manner, skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company may be significantly greater than anticipated by management, and may be greater than funds available, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the operations and financial results of the Company.

Co-Investment Risk

The Company may decide to invest with certain strategic investors and/or other third parties through joint ventures or other entities. These parties may have different interests or superior rights to those of the Company. Although it is the general intent of the Company to retain control and superior rights associated with its investments, under certain circumstances, it may be possible that the Company relinquishes such rights over certain of its investments and, therefore, may have a limited ability to protect its position therein. In those cases where the Company does maintain a control position with respect to its investments, the Company's investments may be subject to typical risks associated with third-party involvement, including the possibility that a third-party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Company, or may be in a position to take (or block) action in a manner contrary to the Company's objectives. The Company may also, in certain circumstances, be liable for the actions of its third party partners or co-investors.

Regulatory or Agency Proceedings, Investigations and Audits

The Company's business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company's reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management's attention and resources or have a material adverse impact on the Company's business, financial condition and results of operation.

Difficulty to Forecast & Reliability of Data

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

In addition, as a result of recent and ongoing regulatory and policy changes in the medical and recreational cannabis industry, the market data available may be limited and unreliable. The research data collected by the Company will be an integral part of its business for the production of research-based reports. Market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research, may be based on assumptions from limited and unreliable market data. If there are issues with the data's integrity or security, the data and research based reports could be considered ineffective or unreliable.

Competition from Synthetic Production and Technological Advances

The pharmaceutical industry may attempt to dominate the cannabis industry through the development and distribution of synthetic products which emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Company to secure long- term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future.

Transportation Risks

Due to the perishable nature of its proposed products, the Company will depend on fast and efficient third party transportation services to distribute its product. Any prolonged disruption of third party transportation services could have an adverse effect on the financial condition and results of operations of the Company.

Market Unpredictability

The current medical and recreational cannabis industry is relatively undeveloped. There is no certainty that the market of patients or recreational users will expand as sufficiently as industry analysts predict. In particular, the federal legalization of the recreational use of cannabis effective on October 17 2018 will have a significant impact on operations. It is unclear at this point what the form of such a market will be and whether the Company's participation in it will be permitted or restricted by any of the as-yet unidentified federal, provincial and municipal rules, by-laws and regulations.

FINANCIAL INSTRUMENTS

Risk management and hedging activities

Financial assets and financial liabilities were as follows:

		Assets/(liabilities)
		at fair value
	Amortized	through
	cost	profit/loss	Total
December 31, 2018	($)	($)	($)

Cash	21,134,930	-	21,134,930
Other investments	-	18,064,541	18,064,541
Trade payables and accrued liabilities	1,743,806	-	1,743,806

	Loans and	Other
	receivables	liabilities	Total
December 31, 2017	($)	($)	($)
Cash	4,739,988	-	4,739,988
Trade payables and accrued liabilities	-	1,265,996	1,265,996

As at December 31, 2018, other investments totaling $1,798,040 were classified as level 1, quoted market value, $251,115 were classified level 2, valuation based on observable market inputs, and $16,015,386 were classified as level 3, valuation technique with non-observable market inputs, within the fair value hierarchy. As at December 31, 2017, the Company did not have any financial assets or liabilities recorded at fair value.

The Company's activities expose it to a variety of financial risks: currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk. Risk management is carried out by the Company's management with guidance from the Audit Committee. It is management's opinion that the Company is not exposed to significant credit risk, currency or market risks arising from the financial instruments, except as described below.

Market price risk

The Company holds financial assets in the form of shares and warrants and options that are measured at FVTPL. The Company is exposed to market price risk on these financial assets.

Sensitivity analysis

The Company believes the sensitivity to a plus or minus 1% change in interest rates would not have a significant impact on the reported net loss for the year ended December 31 2018.

A 10% change in market prices related to the Company's other investments would impact profit or loss by approximately $1,800,000 based on their estimated fair values at December 31, 2018.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, or can only do so at excessive cost. The Company does not yet generate revenues from its principal operations and has been generating cash flows primarily from financing activities for the years ended December 31 2018 and 2017.

The following is an analysis of financial obligations based on their due dates:

	Less than 1		More than 5
	year	1-5 years	years	Totals
	($)	($)	($)	($)
December 31, 2018:
Trade payables and accrued liabilities	1,743,806	-	-	1,743,806
Office lease	51,585	263,943		315,528
Management contracts	250,000	-	-	250,000

	Less than 1		More than 5
	year	1-5 years	years	Totals
	($)	($)	($)	($)
December 31 2017:
Trade payables and accrued liabilities	1,265,996	-	-	1,265,996

There have been no significant changes to the Company's liquidity risk management policies during 2018 and 2017. See note 2 for discussion of going concern risk.

Considering the available liquidity as at December 31 2018, the expected burn rates from operations and future commitments, the Company's exposure to liquidity risk as at December 31 2018 is considered high. The Company expects to address this risk by raising funds through external financing as needed. See note .

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of the Company's cash is deposited with a highly-rated financial institution, and accordingly, management considers credit risk to be low. There have been no significant changes to the Company's credit risk management policies during 2018 and 2017.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS , which permits the use of the lifetime expected loss provision for all receivables. To measure the expected credit losses, receivables have been grouped based on shared credit risk characteristics and the days past due.

The Company's maximum exposure to credit risk is presented below. All receivables are current and are due within 30 days.

		Liquidity by period
	Less than 1	More than 1
	year	year	Non-liquid	Totals
	($)	($)	($)	($)
December 31, 2018:
Cash	21,134,930	-	-	21,134,930
Sales tax recoverable	982,663	-	-	982,663

December 31 2017:
Cash	4,739,988	-	-	4,739,988
Sales tax recoverable	294,508	-	-	294,508

CAPITAL MANAGEMENT

The Company manages its capital with the following objectives:

• to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

• to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves and deficit.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its business activities.

The Company's capital management objectives, policies and processes have remained substantially unchanged during 2018 and 2017.

The Company is not subject to any externally imposed capital requirements.

DISCLOSURE AND INTERNAL FINANCIAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and that

(ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the financial statements.

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of: (a)controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.